EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Net loss	$(36,280)	$(51,929)	$(80,273)	$(49,903)	$(130,031)	$(61,245)	$(173,852)
Add: fixed charges	711	729	6,467	12,335	10,706	4,489	6,185

Earnings as defined	$(35,569)	$(51,200)	$(73,806)	$(37,568)	$(119,325)	$(56,756)	(167,667)

Fixed charges:
Interest expensed and capitalized	$502	$544	$5,988	$11,240	$9,326	$3,826	$5,428
Estimated interest component of rent	209	185	479	1,095	1,380	663	757

Total fixed charges	$711	$729	$6,467	$12,335	$10,706	$4,489	$6,185

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.